UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Publicly-held Company

Corporate Taxpayer ID (CNPJ) # 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. communicates to the market and its shareholders that, at an auction held at the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) yesterday, February 15, 2011, it sold all unsubscribed shares, related to the capital stock increase resolved at the Special Shareholders’ Meeting held on December 17, 2010, which successfully concludes the placement of 62,344,140 new shares, issued at a unit price of R$24.06, totaling R$1,500,000,000.00.

The exercise of preemptive right during the regular period reached the high level of 96.53% of the subscription. The unsubscribed shares representing 3.47%, which corresponds to 658,104 commons shares and 1,505,264 preferred shares, were sold at the auction, for additional proceeds of R$11,441,258.19, related to the difference between the issue price and the sale price, which will be allocated to the account “Capital Reserve – Subscription Shares Premium”, benefiting all shareholders indistinctly.

Note that the unsubscribed shares were high disputed and were acquired at a price close to the price quoted for the shares outstanding in the market.

The result reflects the interest that Bradesco Shares attract among our shareholders and investors, both local and international, given the credibility and confidence that the Institution conveys, which over the years has consolidated its status as an investment that has corresponded to the Market's expectations.

Cidade de Deus, Osasco, SP, February 16th 2011

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice-President and

Investor Relations Officer

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 16, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.